SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the three months ended March 31, 2005

PrimaCom AG

(Exact name of registrant as specified in its charter)

An der Ochsenwiese 3, 55124 Mainz, Germany
(Address of principal executive offices)

(Indicate by check mark whether the registrant filed or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☑                    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also there furnishing the commission pursuant to Rule 12g3-2 (b) under the securities Exchange Act of 1934.

Yes  ☐                    No  ☑

If “yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-                    .

PrimaCom AG’s financial statements for the three months ending March 31, 2005 are attached to this Form 6-K.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PRIMACOM AG
By:	/s/ HANS-WERNER KLOSE
	Name:	Hans-Werner Klose
	Titles:	Member of the Management Board

	By:	/s/ WOLFGANG PREUSS
		Name:	Wolfgang Preuss
Date: May 19, 2005		Titles:	Chief Executive Officer and Member of the Management Board

PRIMACOM AG

FORM 6-K

ITEM 1: FINANCIAL INFORMATION

PRIMACOM AG AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands)
(unaudited)

	For Three Months ended March 31,
	2004	2005	2005
	Euro	Euro	U.S.$
Revenues	51,093	54,285	70,402
Operating costs and expenses:
Operations	13,294	15,483	20,080
Selling, general and administrative	7,532	8,132	10,546
Corporate overhead	4,069	5,516	7,154
Depreciation and amortization	20,733	21,236	27,541

Total	45,628	50,367	65,321

Operating profit	5,465	3,918	5,081
Interest expense:
Convertible Second Secured Loan non-cash interest	11,281	13,604	17,643
Other bank interest and other interest	18,650	18,998	24,639

Total	29,931	32,602	42,282
Other (income)/expense	(311)	67	87
Loss from operations before income taxes and minority interest	(24,155)	(28,751)	(37,288)
Income tax benefit/(expense)	(1,766)	(210)	(272)

Loss before minority interest	(25,921)	(28,961)	(37,650)
Minority interest in net income of subsidiaries	(22)	(24)	(31)

Net loss	(25,943)	(28,985)	(37,591)

Loss per share:
Basic and diluted:	(1.31)	(1,46)	(1,90)

See accompanying notes to condensed consolidated financial statements.

PRIMACOM AG AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)
(unaudited)

		March 31,
	December 31,	(unaudited)
	2004	2005	2005
	Euro	Euro	U.S.$
Cash	1,235	577	748
Trade accounts receivable — net	4,080	3,776	4,897
Other current assets	6,280	10,911	14,151

Total current assets	11,595	15,264	19,796
Property and equipment — net	427,166	415,549	538,925
Goodwill — net	359,710	359,710	466,508
Customer lists — net	39,397	38,071	49,374
Deferred tax assets	57,695	57,695	74,824
Other assets	31,375	29,702	38,520

TOTAL ASSETS	926,938	915,991	1,187,947

Accounts payable	11,457	10,183	13,206
Accrued expenses	56,465	61,722	80,047
Deferred revenue	2,076	4,961	6,434
Deferred purchase obligations	195	815	1,057
Sale-leaseback obligations — current	966	987	1,280
Bank and other debt — current	988,200	998,933	1,295,516

Total current liabilities	1,059,359	1,077,601	1,397,540
Sale-leaseback obligations	611	358	464
Deferred income taxes	64,958	64,958	84,244
Convertible Second Secured Loan	—	—	—

TOTAL LIABILITIES	1,124,928	1,142,917	1,482,248
Minority interest	434	458	594
SHAREHOLDERS’ DEFICIENCY
Registered capital	50,614	50,614	65,641
Additional paid-in capital	361,262	361,287	468,553
Accumulated deficit	(610,300)	(639,285)	(829,089)

TOTAL SHAREHOLDERS’ DEFICIENCY	(198,424)	(227,384)	(294,895)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIENCY	926,938	915,991	1,187,947

See accompanying notes to condensed consolidated financial statements.

PRIMACOM AG AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)
(unaudited)

	For the three months ended March 31,
	2004	2005	2005
	Euro	Euro	U.S.$
Operating Activities
Net cash provided by operating activities	3,485	10,451	13,553
Investing Activities
Purchases of property and equipment	(6,729)	(8,066)	(10,461)
Proceeds from sale of property and equipment	32	60	78

Net cash used in investing activities	(6,697)	(8,006)	(10,383)
Financing Activities
Repayments from credit facilities	—	—	—
Net proceeds from bank overdrafts	380	(2,871)	(3,723)
Repayments of sale-leaseback obligations	(549)	(232)	(301)
Payment of deferred purchase obligations	(473)	—	—

Net cash provided by (used in) financing activities	(642)	(3,103)	(4,024)

Net increase in cash and cash equivalents	(3,854)	(658)	(854)
Cash and cash equivalents at beginning of period	5,252	1,235	1,602

Cash and cash equivalents at end of period	1,398	577	748

See accompanying notes to condensed consolidated financial statements.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

     PrimaCom AG, (“PrimaCom”) and subsidiaries (“the Company”), a German stock corporation, was formed on December 30, 1998, by the merger (“the Merger”) of Süweda Elektronische Medien- und Kabelkommunikations-AG (“Süweda”) into KabelMedia Holding AG (“KabelMedia”), two similarly sized German cable television network operators. At the date of the Merger, KabelMedia was renamed PrimaCom AG. KabelMedia and Süweda had been in existence since 1992 and 1983, respectively. Under U.S. GAAP, the Merger was accounted for under the purchase method of accounting as a reverse acquisition by Süweda of KabelMedia even though KabelMedia issued shares to Süweda’s shareholders as consideration in the Merger and is the surviving legal entity.

     Since KabelMedia’s inception in 1992, the Company has primarily owned and operated and acquired cable television networks in Germany. On September 18, 2000, with the acquisition of N.V. Multikabel (“Multikabel”), the Company expanded its operations from Germany to The Netherlands.

     The accompanying unaudited condensed consolidated financial statements of PrimaCom AG have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information and with the instructions to Form 6-K. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three month period ended March 31, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005. For further information, refer to the consolidated financial statements and footnotes thereto for the year ended December 31, 2004 included in the Company’s Annual Report on Form 20-F.

     All amounts in the accompanying notes to the unaudited condensed consolidated financial statements refer to continuing operations unless otherwise noted.

     All amounts herein are shown in Euro and for the three month period ended March 31, 2005 are also presented in U.S. dollars (“U.S.$”), presented solely for the convenience of the reader at the rate of €0.7711 = $1.00, the Noon Buying Rate of the Federal Reserve Bank of New York on March 31, 2005. The translations should not be construed as a representation that the amounts shown could have been, or could be, converted into U.S. dollars at that or any other rate.

     The financial statements have been prepared by management in accordance with U.S. generally accepted accounting principles on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. Accordingly, the financial statements do not include any adjustments to recorded asset values that might be necessary should the Company be unable to continue as a going concern.

     In addition to the current working capital deficiency and a shareholders’ deficit, the Company incurred losses of €118.1 million and €113.5 million for the years ended December 31, 2003 and 2004. In the three month period ending March 31, 2005, the Company incurred losses of €29.0 million. As a result of the interest expense obligations under the Company’s bank debt, management expects significant losses to continue into the foreseeable future.

     On December 9, 2004 the Company issued an Ad Hoc notice disclosing that PrimaCom AG and PrimaCom Management GmbH, a wholly owned subsidiary of the Company, had filed a law suit at the District Court Mainz against the holders of the Second Secured Loan under the Second Secured Credit Facility. The principal amount of the second secured loan is €375,000,000 (plus an amount of accrued interest). The law suit asked the court to determine whether PrimaCom AG and PrimaCom Management GmbH are obligated to pay the interest of the Second Secured Loan or whether the Second Secured Lenders are not able to enforce possible existing interest claims.

The Ad Hoc notice explained that the law suit is based on expert opinions obtained from the renowned accounting partnership (Wirtschaftsprüfersozietät) LKC Kemper Czarske v. Gronau Berz — functioning as independent investigator — as well as from Prof. Dr. Armbrüster on usurious credit and additionally an expert opinion from a renowned insolvency office — that the Second Secured Loan has an equity character, as defined in German law.

     Should the law suit be successful in all points then no interest would have to be paid over the entire term of the second secured loan and interest already paid would be refundable to the Company.

     On December 21, 2004 PrimaCom Management GmbH filed a further affirmative action claim at the District Court Frankfurt am Main against the Second Secured Lenders. In the affirmative action claim the court was asked to declare on whether the pledges of shares in certain of the Company’s subsidiaries as collateral for the Second Secured Loan are invalid and/or currently not enforceable.

     Both court cases are currently pending.

     As a consequence of the above developments and in particular due to the claimed equity character of the Second Secured Loan, it is not permissible under German insolvency law to continue to make interest payments as long as, and until a solution to the Company’s financial crisis is found. Therefore, the Company did not make the scheduled interest payment for on the Second Secured Loan which was due on December 31, 2004 and was served with a notice of default on January 6, 2005. This also triggered a cross default of the Senior Credit Facility. During the 60 day standstill period governed by the inter-creditor agreement, the Company received waivers from the Senior Lenders for the cross default under the Senior Credit Facility and since then on a monthly basis, in order for the Company to be able to make use of the Senior Credit Facility on a monthly revolving basis. In addition a claim was filed by the Second Secured Lenders in London for a declaration that the provisions of the Second Secured Facility Agreement, which oblige PrimaCom to pay interest to the Second Secured Lenders are valid and enforceable. However this case has been stayed pending the outcome of the German proceedings referred to above.

     On March 8, 2005 following expiration of the standstill period the Second Secured Lenders served PrimaCom AG with a notice of default and demand in which they have declared all of the Second Secured Loan immediately due and payable together with accrued interest and all other sums due under the Second Secured Credit Facility Agreement. In a separate letter PrimaCom Management GmbH, who are guarantors of the Second Secured Loan, was notified of the above event of default. Under the terms of the inter-creditor agreement the Second Secured Lenders will be entitled, on July 6, 2005, to accelerate and enforce their claims on PrimaCom Management GmbH on expiry of 180 days following the original default notice

     Since March 8, 2005 for PrimaCom AG and from July 7, 2005 for PrimaCom Management GmbH the Second Secured Lenders are / will be entitled to petition or apply or vote in favour of any resolution for the winding up, dissolution, administration of or voluntary arrangement or insolvency proceedings in relation to PrimaCom AG and PrimaCom Management GmbH, respectively. Management believes that such enforcement action will be difficult given the pending court cases in Germany mentioned above and in any case that an assessment of the risks must be considered in light of any remedies or actions available to the Senior Lenders (whose claims to recoveries rank before those of the Second Secured Lenders).

     In addition to the interest obligations under the Second Secured Credit Facility, the Company and PrimaCom Management GmbH must also comply with specific financial covenants included in the Senior Credit Facility Agreement and the Second Secured Credit Facility Agreement. Although the Company and PrimaCom Management GmbH have been able to comply with these covenants through March 31, 2005 (except that the Company was unable to comply with a pro forma debt service ratio covenant under the Senior Credit Facility Agreement for the testing periods ending December 31, 2004 and March 31, 2005), management anticipates that the Company will not be able to comply with certain of these covenants in 2005. This non-compliance could result in the obligations of PrimaCom Management GmbH under the Senior Credit Facility becoming immediately payable to the Senior Lenders (the Second Secured Loans having already been declared immediately payable by PrimaCom AG and could therefore not be accelerated again as a result of any such non-compliance). In the case of a violation of a debt covenant, a waiver would need to be obtained from the lenders. The Company anticipates that it will not be able to obtain waivers if a violation of these covenants occurs and will not have the funds available to repay the debt if required by the lenders. Consequently the amounts outstanding under both, the Senior and Second Secured Facilities, have been reclassified to Current Liabilities.

     In addition under the amortization schedule of Senior Credit Facility Agreement, PrimaCom Management GmbH will be required to make repayments of principal of approximately €57 million in 2005. The Company does not anticipate that operating cash flows of the Company will be sufficient to meet this schedule and therefore will run into liquidity problems in the second half of 2005. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

     As a result of these conditions the Company has embarked on a restructuring plan under which it intends to sell its 100% subsidiary Multikabel, use the proceeds to repay the current Senior Facility, enter into a new senior loan agreement for the German business and use the proceeds to buy out the Second Secured Loan. While Management has made substantial progress and continues with negotiations and believes this to be viable option for the Company, Management can give no assurances on whether the Company will be able to obtain the necessary consents from the Second Secured Lenders to sell Multikabel, or whether the Company will be successful in obtaining a refinancing, nor on the extent to which the Company will be successful in negotiating a discharge of the Second Secured Facility.

2. RECLASSIFICATIONS

     Certain amounts in the prior year have been reclassified to conform to the 2005 condensed consolidated financial statement presentation.

3. ACCOUNTING CHANGES

     Significant Accounting Policies: The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require us to make estimates and assumptions (see Note 2 of the notes to the consolidated financial statements). We believe the following significant accounting policies involve the most significant judgment and estimates used in the preparation of our consolidated financial statements.

4. GOODWILL

     On a yearly basis, the Company performs its required impairment testing of goodwill. As a result of the annual impairment tests for the years ending December 31, 2003 and 2004 goodwill was determined not to be impaired. The Company did not perform any interim testing of goodwill impairment for the three month period ending March 31, 2005.

     The Company determines fair value using the discounted cash flows technique, which is subjective and requires management to use estimates of future cash flows and discount rates. Because these estimates of future cash flows are dependent on risks, uncertainties and other factors, the Company will continue to evaluate its estimates, which could result in the need to test goodwill for impairment prior to the annual test.

5. IMPAIRMENT OF PROPERTY AND EQUIPMENT AND INTANGIBLE ASSETS

     In order to assess impairment of property and equipment and intangible assets under US GAAP, we apply Statement Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. If management has concluded that impairment indicators exist, we test for impairment by comparing the sum of the future undiscounted cash flows derived from an asset or a group of assets to their carrying value. If the carrying value of the asset or the group of assets exceeds the sum of the future undiscounted cash flows, impairment is considered to exist and an impairment charge will be measured and recorded. An impairment charge is measured using an estimation of the assets’ fair value, typically using a discounted cash flow method. In 2003, the Company recorded a charge of approximately €3.0 million primarily attributable to impairment in both, Germany and the Netherlands on certain long-term assets associated with the digital cable business and €12.9 million in 2002 in the German segment only. In the Netherlands, our subsidiary Multikabel N.V. has a 15.7% investment in Mediakabel B.V. A decision has been taken by the shareholders of Mediakabel to liquidate the company at the end of 2005. The proceeds of the liquidation of Mediakabel are expected to fall below the current book value of the investment and consequently an impairment charge of €1,869,000 was recorded in 2004. No impairment charges were recorded by the Company in the quarter ended March 31, 2005.

     The identification of impairment indicators, the estimation of future cash flows and the determination of fair values for assets or groups of assets requires management to make significant judgments concerning the identification and validation of impairment indicators, expected cash flows and applicable discount rates. If actual results differ from these estimates, or if we adjust these estimates in future periods, operating results could be significantly affected. In calculating fair value based on discounted cash flows, the Company makes significant estimates regarding the number of years of future cash flows, discount rates, and revenues, costs, and expenses in future periods. The number of years of future cash flows was based on the remaining useful life of the underlying assets, discount rates were determined based on relevant market data and revenues, costs and expenses were based on the Company’s business plan.

6. BANK AND OTHER DEBT

     The Company has two existing credit agreements of initially €625.0 million revolving credit facility (“Facility”) (including a €15.0 million overdraft facility (“Overdraft Facility”)) and a €375.0 million working capital facility (“Second Secured Loan”). The Facility and the Overdraft Facility have a final maturity of December 31, 2009 and the Second Secured Loan has a final maturity date of March 31, 2010. However, the Second Secured Loan is convertible to common shares of PrimaCom Management GmbH at the option of the lenders based on predetermined financial ratios at any time on and after December 31, 2004.

     The Second Secured Loan bears an interest rate from 18.0% to 20.0% over the term of the loan. For the three months period ended March 31, 2005, the interest rate was 20.0%, which includes both a cash interest portion of 12.0% and a non-cash interest portion of 8.0%. The non-cash interest obligation is capitalized to the outstanding loan amount and will be due upon repayment of the Second Secured Loan.

     Amounts outstanding under the Facility bear interest at the rate of EURIBOR in the case of amounts owing in Euro and LIBOR in the case of amounts owing in a currency other than Euro plus a margin of between 0.75% and 2.25%, depending on the ratio of total indebtedness of the Company’s subsidiaries to annualized earnings before interest, tax, depreciation and amortization (“EBITDA”). The margin was 2.25% as of March 31, 2005.

     As a result of the original debt issuance and subsequent refinancings of all three facilities, the Company incurred certain financing costs that are currently capitalized and included in other assets. The Company had approximately €25,996,000 of capitalized bank financing fees as of March 31, 2005. These costs are being amortized over the term of the related financing agreements as additional interest expense.

7. LOSS PER SHARE

     The following table sets forth the computation of basic and diluted loss per share:

	Three months
	ended March 31,
	2004	2005
Numerator:
Net loss (in € thousands)	(25,943)	(28,985)
Denominator:
Weighted average shares	19,798,552	19,798,552
Basic and diluted loss per share (€)	(1.31)	(1.46)

     Outstanding stock options are excluded from the loss per share calculation because the effect would be antidilutive.

8. LITIGATION RELATING TO PRIMACOM

     The Company is currently in negotiations with third parties for the payment of current and past royalty fees. No formal settlement agreement has been reached as to final payment. The Company has accrued approximately €6,278,000 and €6,218,000 as of March 31, 2005 and December 31, 2004, respectively.

     In December 2004, the Company filed a law suit at the District court of Mainz against the holders of the Second Secured Loan. The law suit should determine whether the Company and its subsidiary, PrimaCom Management GmbH, is obligated to pay the interest of the second secured loan. This implies that no interest would have to be paid over the entire term and that interest already paid should be refunded to the Company. Furthermore due to the conversion feature and therefore, the equity character of the Second Secured Loan, as furnished by an expert opinion, it is not possible under German law to continue to make interest payments as long as and until a solution to the financial crisis is found.

     In December 2004, the Company filed an affirmative action claim against the Second Secured Lenders at the District Court of Frankfurt am Main. The court has been asked to declare on whether the pledges of shares of the subsidiaries of the Company, as collateral for the Second Secured Loan, are invalid, as at that time the requirements of the German Civil Code have not been met and therefore the security pledges of GmbH shares are, currently, not enforceable.

     In February 2001, Eisenhüttenstädter Wohnungsbaugenossenschaft e. G. sought confirmation at the regional court (Landgericht) in Frankfurt (Oder) that its concession agreement with a term of 25 years could be terminated earlier because the agreement contains an invalid standard non-negotiated term regarding the duration of the contract. The court has held that the concession agreement is terminable after 12 years on July 30, 2003. The Company is party to the proceedings has appealed this decision to the superior court (Oberlandesgericht) in Brandenburg. The appeal was dismissed on April 16, 2002. The pertinent Group Company has appealed the judgement of the superior court to the federal court of justice (Bundesgerichtshof — BGH). On December 6, 2002 the BGH reversed the judgment of the superior court and removed the action for a new hearing and decision since the superior court has not sufficiently analyzed the concession agreement and an overall consideration of services, rights and duties is missing. The last hearing at the superior court in Brandenburg was on December 18, 2003. An order to take evidence has been pronounced on January 20, 2004. The next hearing at the superior court in Brandenburg will be on August 16, 2005.

     In January 2002, Vereinigte Wohnungsgenossenschaft Arnstadt von 1954 e.G. through which the pertinent Group Company serves 3,018 subscribers sought judicial confirmation that its concession agreement with a term of 25 years could be terminated earlier. The last hearing at the chamber of commerce (Kammer für Handelssachen) in Erfurt was on June 26, 2003. Our intention to reach a settlement failed. On September 4,

2003 the court ordered that the parties have to answer certain questions raised by the court. The Company complied with the order. A new hearing has been scheduled for June 3, 2005.

     In December 2002, the Company sought judicial confirmation that the 25-year-term concession agreement with Wohnungsbaugenossenschaft “Hellersdorfer Kiez” eG through which the Company has served 2,058 subscribers could not be terminated earlier. The last hearing at the chamber of commerce (Kammer für Handelssachen) in Berlin was on September 3, 2003. The court pronounced a hearing of evidence and the appointment of an expert on November 12, 2003. The appointed expert was given instructions at a hearing which took place on January 18, 2005. The report of the expert has not yet been received.

     In December 2003 the Company bought the cable assets from Schellhammer GmbH in Singen. A contractual withdrawal had been carried on by the pertinent Group Company. Schellhammer filed an action against the Company in November 2004. A first hearing took place on February 2, 2005. The date of the pronouncement of the judgement has to be determined

     The Company bought shares of TKG Eisenhüttenstadt. The European Commission claims an incorrect bid. This could cause an action before the European Court of Justice.

     In the Netherlands, Multikabel and Canal+ have waived all their arbitrary and regulatory proceedings about the carriage or “access” fees, following the signing of new distribution agreements. In the spring of 2005 Multikabel will start to carry Canal+ on its own digital platform.

     GKNH and 42 other former shareholders of Multikabel have initiated arbitration against PrimaCom Netherlands Holding BV and PrimaCom AG. This regards a dispute related to the penalties that the Company should pay because of early repayment of certain Facility Agreements of the Company, as a result of the acquisition of Multikabel by PrimaCom Netherlands Holding. GKNH claims payment of NLG 1,543,881.58 (€700,582.92) from the Company. In turn, the Company counterclaims compensation of the total amount of penalties (€1,025,855) or, alternatively, a part of the penalties (€695,488.06) from GKNH. The first arbitrary hearing was in March 2003; a second one was in June 2004. Arbitrators finally gave their verdict in March 2005 and decided fully in favor of PrimaCom.

     A former Multikabel management board member has again summoned the Company for the civil court for severance payments equal to five years of salaries. In the previous court case the claimer was awarded approximately 25% of the requested payments, but based on a recent Dutch Supreme Court jurisdiction the plaintiff sees reasons for a new case. A decision is expected in the course of 2005.

     The Company is part to routine litigation incidental to the normal conduct of business. In the opinion of management, the outcome of and liabilities in excess of what has been provided for related to these proceedings, in the aggregate, are not likely to be material to the financial condition or results of operations.

9. SEGMENT DISCLOSURE

     Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources to an individual segment and in assessing performance of the segment.

     The Company has two reportable segments based on geographic location: Germany and The Netherlands. Both segments provide analog and digital cable programming, high-speed internet access and other network services.

     Revenues from these four product categories are regularly reviewed by the chief operating decision maker or decision making group. However, for internal reporting purposes, the Company does not allocate operating costs and expenses to these product categories to evaluate their performance.

     The Company evaluates performance and allocates resources based on profit or loss from operations before interest, taxes, depreciation and amortization. All elimination amounts in the segments relate primarily to intercompany transactions. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

(in € thousands)	Three months ended
	March 31,
	2004	2005
Germany
Analog cable	28,405	27,475
Digital cable	171	163
High-speed internet	542	723
Other revenue	1,009	692

	30,127	29,053

The Netherlands
Analog cable	10,588	11,937
Digital cable	223	223
High-speed internet	7,359	9,286
Telephony	430	2,010
Other revenue	2,366	1,776

	20,966	25,232

Total revenues	51,093	54,285

Germany	1,709	(685)
The Netherlands	3,756	4,603

Total operating profit	5,465	3,918

Germany	14,989	16,162
The Netherlands	14,942	16,440

Total interest expense — net	29,931	32,602

Germany	12,366	11,965
The Netherlands	8,367	9,271

Total depreciation and amortization	20,733	21,236

Germany	206,376	206,235
The Netherlands	196,710	191,546

Total goodwill and customer lists	403,086	397,781

Germany	526,084	485,596
The Netherlands	372,487	357,436

Total long-lived assets	898,571	843,032

Germany	571,610	522,857
The Netherlands	413,961	393,134

Total assets	985,571	915,991

Germany	2,176	2,628
The Netherlands	4,553	5,438

Total capital expenditures	6,729	8,066

ITEM 2: MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Three months ended March 31, 2004 and March 31, 2005

     Revenues. Revenues primarily include monthly subscription fees received for providing analog television, digital television and high speed Internet access, telephony, and data communication services, to our subscriber base. In addition to monthly subscription fees, we also receive revenue from our subscribers for installation, connection and administrative services. We receive recurring revenue for the lease of fiber optic capacity to businesses within our franchise areas. We also receive carriage fees from program producers, advertising revenue and other revenue related to the on-going operations and services provided to third parties and our subscriber base.

     Total revenues increased by 6.2% from €51,093,000 in the first quarter of 2004 to €54,285,000 in the first quarter of 2005.

	March 31	March 31
	2004	2005
Homes passed by coax (450 MHz networks)	1,367,068	1,339,076
Homes passed by fiber (862 MHz networks)	591,245	625,376

Total homes passed	1,958,313	1,964,452

Total ready-for-service homes (862 MHz networks)	464,829	497,680

Analog CATV subscribers (450 MHz networks)	871,001	824,627
Analog CATV subscribers (862 MHz networks)	419,208	439,544

Total analog-TV-subscribers	1,290,209	1,264,171

Digital TV subscribers	12,093	14,983
Internet subscribers	95,989	135,958
Telephony subscribers	5,880	23,158
Data communication subscribers	915	620

Total revenue generating units	1,405,086	1,438,890

     The number of revenue generating units increased by 33,804 from 1,405,086 at March 31, 2004 to 1,438,890 at March 31, 2005. The primary factor responsible for this growth was the increase in high-speed Internet access and telephony customers in The Netherlands.

     Revenue from the analog cable television subscriber base increased by €419,000 from €38,993,000 in the first quarter of 2004 to €39,412,000 in the first quarter of 2005. In The Netherlands, analog cable television revenue increased from €10,588,000 in the first quarter of 2004 to €11,937,000 in the first quarter of 2005. The 12.7% increase in Multikabel’s analog cable television revenues results largely from the inclusion of basic digital services in a new bundled product following a change in product strategy. In Germany, the revenue generated from the analog cable television business decreased to €27,475,000 in the first quarter 2005 down from €28,405,000 for the same period in 2004, as a result of reductions in subscribers mainly as a consequence of demographic effects in the eastern part of Germany. The average monthly revenue per analog television subscriber was €10.36 for the three-month period ended March 31, 2005 and €10.03 for the three-month period ended March 31, 2004. Multikabel reported average monthly revenue per analog cable television subscriber of

€12.63 and our German operations reported average monthly revenue of €9.61 in the first quarter ended March 31, 2005, compared with €11.19 and €9.65, respectively, in the same period of 2004.

     For the first quarter ended March 31, 2005, we passed 625,376 homes with fiber optic cable and upgraded 497,680 homes to 862 MHz with two-way capability (ready-for-service-homes). Multikabel services 326,973 of the ready-for-service homes at March 31, 2005. The remaining 170,707 ready-for-service homes were upgraded homes in Germany. Including the Multikabel subscribers, approximately 39.4% of our subscriber base is now fully upgraded to 862 MHz and is two-way capable. In addition to analog cable service, these upgraded networks are capable of delivering digital cable television, high-speed Internet access, telephony and data communication-services.

     For the first quarter of 2005, high-speed Internet access contributed €10,009,000 to revenue compared with €7,901,000 in the first quarter of 2004. Strong growth in our subscriber base for this product was the primary factor for this increase. Total high-speed Internet subscribers increased by 41.6% from 95,989 at March 31, 2004 to 135,958 at March 31, 2005. Penetration of high-speed Internet access customers to ready-for-service homes increased from 20.7% in the first quarter of 2004 to 27.3% in the first quarter of 2005. The average monthly revenue per subscriber decreased from €28.89 in the first quarter of 2004 to €25.59 in the first quarter of 2005, primarily due to the introduction of new lower rate packages in our Netherlands subsidiary to provide more attractive pricing to our customers.

     For the first quarter of 2005, Multikabel contributed €9,286,000 of high-speed Internet access revenue compared with €7,359,000 in the first quarter of 2004. The increase was due to strong growth in the subscriber base for this product. Total high-speed Internet subscribers in The Netherlands increased by 40.7% from 87,866 at March 31, 2004 to 123,651 at March 31, 2005. Penetration of high-speed Internet access customers to ready-for-service homes increased from 27.2% in the first quarter of 2004 to 37.8% in the first quarter of 2005. The average monthly revenue per subscriber decreased from €29.31 in the first quarter of 2004 to €26.00 in the first quarter of 2005 as we increased volume through competitive pricing and introduced new lower rate packages to extend our product portfolio and attract additional subscribers in low penetration rate market segments.

     In Germany, high-speed Internet access revenue increased by 33.4% from €542,000 in the first quarter of 2004 to €723,000 in the first quarter of 2005. The average monthly revenue per subscriber in Germany decreased from €24.14 in the first quarter 2004 to €21.27 in the first quarter 2005 as we increased volume through the introduction of flexible rates. At March 31, 2004, we served 8,123 customers compared with 12,307 at March 31, 2005. Penetration of high-speed Internet access customers to ready-for-service homes was 7.2% at March 31, 2005 compared with 3.8% at March 31, 2004.

     We expect high-speed Internet access subscribers, and therefore penetration to ready-for-service homes, to continue to increase at strong growth rates over the next few years in both The Netherlands and Germany. However, average revenue per subscriber is expected to be subject to stronger competition than in the past.

     Digital television revenue decreased from €394,000 in the first quarter of 2004 to €386,000 in the first quarter of 2005. The number of subscribers increased from 12,093 at March 31, 2004 to 14,983 at March 31, 2005. At March 31, 2005 the penetration rate for digital subscribers for our ready-for-service homes was 3.0%.

     In Germany, revenue from digital television decreased from €171,000 in the first quarter of 2004 to €163,000 in the first quarter of 2005 due to demographic shifts in the former East German states we serve. Total subscribers decreased from 5,874 at March 31, 2004 to 4,876 at March 31, 2005. At March 31, 2005 the penetration rate for digital subscribers for our ready-for-service homes in Germany was 2.9%. At March 31, 2005, Multikabel served 10,107 digital television subscribers, compared with 6,219 at March 31, 2004. Multikabel contributed digital television revenue of €223,000 for first quarter of 2005 remained unchanged from the first quarter of 2004. As mentioned above, basic digital services are now included in a new bundled product reported under analog revenues. In the quarter ended March 31, 2005, digital revenues reflect only revenues from new services. At March 31, 2005 the penetration rate for digital subscribers for our ready-for-service homes at Multikabel was 3.1% compared with 1.9% at March 31, 2004.

     The development of digital television subscribers and revenue growth continues to be below our expectations. We are continually reviewing the product in order to make it more attractive to consumers or to reduce the cost associated with delivering the product.

     Other revenue includes revenue we receive in The Netherlands for data communication services that we provide to small-and medium-sized businesses and schools. Multikabel served approximately 620 small-and medium-sized businesses and schools as of March 31, 2005, which contributed €1.110,000 of revenue for the first quarter of 2005. As of March 31, 2004, Multikabel served 915 small- and medium-sized businesses and schools, which contributed €1,379,000 to revenue in the first quarter of 2004.

     In the addition, other revenue in Germany and The Netherlands decreased from €1,996,000 in the first quarter of 2004 to €1,358,000 in the first quarter of 2005.

     The following table reconciles average revenue per subscriber (ARPU) to our U.S. GAAP consolidated financial statements:

	Germany		The Netherlands		Total
	March 31		March 31		March 31
	2004	2005	2004	2005	2004	2005
Revenues
(€ in thousands)
Analog	28,405	27,475	10,588	11,937	38,993	39,412
Digital	171	163	223	223	394	386
Internet	542	723	7,359	9,286	7,901	10,009
Telephony	—	—	430	2,010	430	2,010
Other	1,009	692	2,366	1,776	3,375	2,468

	30,127	29,053	20,966	25,232	51,093	54,285

Average subscribers
Analog	980,748	952,597	315,509	315,142	1,296,257	1,267,739
Digital	6,047	5,057	6,091	8,218	12,138	13,275
Internet	7,484	11,330	83,680	119,064	91,164	130,394
Telephony	—	—	4,993	21,010	4,993	21,010
Data communication	—	—	924	738	924	738

ARPU (in €)
Analog	9.65	9.61	11.19	12.63	10.03	10.36
Digital	9.43	10.75	12.20	9.05	10.82	9.69
Internet	24.14	21.27	29.31	26.00	28.89	25.59

     Operations. Operations costs include signal delivery fees paid to Kabel Deutschland GmbH and private successor network operators in Germany, city connection costs, Internet feed costs, copyright royalties, and the labor and materials associated with the repair and maintenance of our networks.

     Operations costs increased by 16.5% from €13,294,000 in the first quarter of 2004 to €15,483,000 in the first quarter of 2005. The increase in costs is largely attributable to set up costs on new telephone customers plus interconnection fees which increase directly with revenues. In addition, operation costs in the first quarter of 2005 included higher access fees for the increase in ADSL-customers.

     Selling, General and Administrative. Selling, general and administrative expenses primarily include salaries and wages of personnel directly involved in the sales, general and administrative functions of our operating companies, expenses of maintaining our operating offices, marketing expenses, sales commissions, costs of consultants used to support our operating activities, automobile expenses, certain cash management expenses, billing expenses, office supplies and other expenses associated with the operation of our networks and services.

     Selling, general and administrative expenses increased by 8.0% to €8,132,000 in the first quarter of 2005 from €7,532,000 in the first quarter of 2004. The increase results primarily, in the Netherlands, from investment in personnel and marketing to support the growth in Internet sales and also costs arising from the introduction of a new billing/CRM system to support the increased customer base.

     Corporate Overhead. Corporate overhead includes the salaries and wages of all senior management, the company’s information technology group, certain product development and certain accounting personnel, the cost of the corporate offices, the cost of license fees associated with our billing and financial accounting systems, bank fees and other expenses related to the corporate offices.

     Corporate overhead increased by 35.6% from €4,069,000 in the first quarter of 2004 to €5,516,000 in the first quarter of 2005, with ongoing cost savings being offset by extra costs and professional fees incurred in relation to our financial restructuring. In the quarter ended March 31, 2005, the Company recorded charges of approximately €3.0 million in respect of professional fees related to the ongoing efforts to achieve financial restructuring of the Company. Of the €3.0 million, €2.8 million relates to the indemnification by PrimaCom, under the Senior and Second Secured Facility agreements, of costs incurred by the respective bank groups for their legal and accounting advice, together with the corresponding costs of PrimaCom’s own lawyers.

     Depreciation and Amortization. Depreciation and amortization increased by 2.4% from €20,733,000 in the first quarter of 2004 to €21,236,000 in the first quarter of 2005.

     Operating Profit. Operating profit decreased by €1,547,000 from €5,465,000 in the first quarter of 2004 to a profit of €3,918,000 in the first quarter of 2005.

     Interest Expense. Interest expense includes interest on our revolving credit and convertible second secured borrowings, capital lease obligations and other borrowings, changes in the fair market value of our interest rate derivatives, payment of unused facility fees and the amortization of front-end finance fees paid to obtain bank borrowings.

     Interest expense increased by €2,671,000 from €29,931,000 in the first quarter of 2004 to €32,602,000 in the first quarter of 2005.

     For the first quarter of 2005, interest on the convertible second secured credit facility amounted to a total of €25,497,000 (€13,604,000 non-cash interest expense plus €11,893,000 cash interest expense), as compared with €22,656,000 (€11,281,000 non-cash interest expense plus €11,375,000 cash interest expense) during the first quarter of 2004.

     The average amount outstanding under our revolving credit facility decreased from €494.9 million in the first quarter of 2004 to €488.2 million in the first quarter of 2005. In the first quarter of 2005, the average cash interest rate on the revolving credit bank borrowings remained at 4.4% unchanged from first quarter 2004.

     On March 26, 2002, we drew down the entire amount from the €375.0 million convertible second secured credit facility. In the first quarter of 2005, the average outstanding under the facility had, through the accumulation of non-cash interest, increased to €510.7 million. The average interest rate on the convertible second secured borrowings was 20.0% during the first quarter of 2005 compared with 20.0% in the first quarter of 2004. Of the 20.0%, interest rate 12.0% (12.0% in 2004) is calculated on the initial borrowings of €375.0 million and is payable on a quarterly basis. The remaining 8.0% (8.0% in 2004) non-cash interest is added every quarter to the principle amount of the initial drawdown of €375.0 million. Ongoing non-cash interest is calculated on the accumulated amount. Under our convertible secured credit facility agreement, non-

cash interest can be added to the accumulated principle balance until maturity in March 31, 2010, at which time the non-cash interest is payable in full.

     In total average indebtedness increased from €951.6 million in the first quarter of 2004 to €995.5 million in the first quarter of 2005. The increase in average indebtedness is due primarily to the accumulation of non-cash interest. Interest expense in the first quarter of 2004 and 2005 also includes €1,673,000 relating to the amortization of capitalized finance fees.

     Loss from Operations Before Income Taxes and Minority Interest. Loss from continuing operations before income taxes and other items increased by €4,596,000 for the reasons discussed in the above sections from €24,155,000 in the first quarter of 2004 to €28,751,000 in the first quarter of 2005.

     Income Tax Expense. Income tax expense of €210,000 was recorded in the first quarter of 2005, compared with an income tax expense of €1,766,000 in the first quarter of 2004. The tax expense in the first quarter of 2005 is primarily due to the limited deductability of interest in one of our group companies.

     Minority Interest in Net Income/Loss of Subsidiaries. Minority interest in net loss of subsidiaries was €24,000 in the first quarter of 2005.

     Net Loss. Net loss increased from €25,943,000 in the first quarter of 2004 to €28,985,000 in the first quarter of 2005.

     EBITDA. In addition to other measurements, some of which are reflected in our statement of operations data, we measure financial performance by EBITDA. We define EBITDA as earnings before extraordinary items, cumulative effect of change in accounting principles, discontinued operations, minority interests, net interest expense, income taxes and depreciation and amortization. We believe that EBITDA is a meaningful measure of performance because it is a commonly used measure in the cable television industry to analyze and compare cable television companies on the basis of operating performance, leverage and liquidity. EBITDA is not a U.S. GAAP measure of income (loss) or cash flow from operations and should not be considered as an alternative to net income as an indication of our financial performance or as an alternative to cash flow from operating activities as a measure of liquidity. EBITDA decreased by 4.0% from €26,198,000 for the three months ended March 31, 2004 to €25,154,000 for the three months ended March 31, 2005.

     The following schedule reconciles EBITDA to our U.S. GAAP financial statements:

	For three months ended
	March 31,
	(in € thousands)
	2004	2005
Operating profit	5,465	3,918
Depreciation and amortization	20,733	21,236

EBITDA	26,198	25,154

LIQUIDITY AND CAPITAL RESOURCES

     We have historically relied on three sources for necessary funding:

•	cash flow from operations,

•	sale-lease back transactions, and

•	borrowings under our bank facilities.

     For the three months ended March 31, 2005 net cash of €10,451,000 was provided by operating activities.

     For the three months ended March 31, 2005 we used cash in investing activities of €8,006,000. Net cash used in financing activities amounted to €3,103,000.

     The €8,006,000 we invested in capital expenditures for the three months ended March 31, 2005 was invested in Germany and The Netherlands to replace electronic components and improve the technical standards of our network in Germany. We have only minimal commitments to make capital expenditures under the terms of our concession or franchise agreements or otherwise, but anticipate that we will also make capital expenditures in the near future to selectively upgrade existing cable systems. To the extent cash flow is not sufficient to fund our operating expenses, debt service and capital expenditures, we expect to borrow the necessary funds under our bank facility.

     At March 31, 2005, our aggregate consolidated indebtedness was approximately €1,001.1 million, comprised of approximately €999.0 million of bank debt outstanding, €1.3 million of capital leases obligations, and €0.8 million of deferred purchase obligations.

     On September 18, 2000, our wholly-owned subsidiary PrimaCom Management GmbH entered into a €1,000,000,000 reducing senior secured revolving credit facility with a number of lenders. The senior secured facility was put in place to refinance all outstanding debt at that time, to fund the acquisition of Multikabel, future capital expenditures and acquisitions and for other general corporate purposes. Under the terms of the senior secured revolving credit facility, our subsidiaries may borrow, repay and reborrow, up to the commitment amounts, until December 31, 2009, when all amounts will become due and payable. As required by a condition to the senior secured facility, PrimaCom AG also entered into a €375,000,000 working capital facility concurrently with entering into the senior secured facility. The working capital facility was intended as a means by which PrimaCom AG could access longer-term unsecured debt financing, which would benefit the lenders under the senior secured facility, in the event the high yield note issuance contemplated by PrimaCom AG at the time was not completed. The working capital facility was committed until May 15, 2001. At that time, we or the senior secured facility lenders could request that the working capital facility be drawn, with the proceeds being used to repay borrowings under the senior secured facility. If the working capital facility had been drawn, it would have converted to a loan or debt security with a ten-year maturity. The interest rate on the working capital facility would have been no less than 13% per annum and no greater than a cap based on current trading yields of high yield securities issued by comparable companies. In the event that the working capital facility remained outstanding beyond September 30, 2001, PrimaCom also agreed to issue contingent value rights which would provide the facility holders with an economic benefit payable in cash equivalent to that which they would have received had they exercised warrants to acquire up to 5% of our equity capital at prices based on relevant market values. Therefore, we entered into a Contingent Value Right (“CVR”) Agreement, which was a condition precedent to the obligations of the lenders under the Senior Working Capital Facility. Pursuant to the CVR Agreement, we were required, if requested on or before September 18, 2010, to make a payment in either cash or common shares to the holders of each CVR Certificate equal to the difference between the market price of a share of our common stock on the date of exercise of such CVR and 110% of the market price of a share of such common stock on the relevant release date, being September 30, 2001, December 31, 2001, March 31, 2002 and June 30, 2002, subject to the provisions of the CVR Agreement, in particular various provisions protecting the holders of CVR Certificates against dilution. The total number of CVRs to be issued under the CVR Agreement equaled five percent of the outstanding number of our shares. The total amount of CVR’s to be issued under this assignment was 989,300.

     On March 8, 2004 PrimaCom AG signed a contingent value rights termination agreement with a number of entities which are past or present holders of contingent value rights under the CVR Agreement and the agent under the CVR Agreement and Escrow Agent in relation to such contingent value rights. All parties to the contingent value rights termination agreement agreed that all contingent value rights issued and not already cancelled would be cancelled and terminated on an effective date, such effective date to be conditional upon certain matters being satisfied. The Contingent Value Rights Termination Agreement was effective on March 16, 2004.

     In connection with the release of CVR’s on September 30, 2001 and December 31, 2001, the Company recorded €1,063,000 to other assets and additional paid in capital for the fair value of the CVR’s on those dates.

The amount capitalized in other assets was amortized as bank debt interest straight-line over the remaining life of the Senior Working Capital Facility. Amortization expense relating to CVR’s included in other assets was approximately €19,000, €147,000 and €133,000 in 2001, 2002 and 2003, respectively. The remaining balance of € 764,000 in other assets related to CVR’s was written off at the time of cancellation.

     Under the terms of the Revolving Credit Facility, our subsidiaries may borrow, repay and reborrow, up to the commitment amounts until December 31, 2009, when all amounts will become due and payable.

     We announced our proposed merger with UPC Germany on March 29, 2001 and requested an extension of the commitment under the working capital facility until the merger could be consummated. On May 15, 2001 the lenders under our senior secured and working capital facilities agreed to an extension of the commitment under the working capital facility until November 15, 2001. In addition, we agreed with the lenders under the working capital facility to a cap on cash interest of 16% and on total interest of 18%. It was also agreed that on November 15, 2001 either we or the lenders under the senior secured revolving credit facility could request that the working capital facility be drawn. If drawn, the working capital facility would then have converted to a ten-year security or loan.

     On August 26, 2001, UPC notified us it would not vote in favor of our merger with UPC Germany, and the merger was removed from the agenda of our shareholders’ meeting held on August 28, 2001. Between September 18, 2000, on which our credit facilities were entered into and August 2001, when the proposed merger failed to proceed, the market for high-yield debt had deteriorated significantly for broadband communications companies, as a result of which we concluded that it was not realistic for us to seek to access that market in the near to medium term. As a result, we immediately initiated negotiations with the lenders under our senior secured revolving credit facility and working capital facilities, with a view to amending certain terms of the working capital facility which might in the future otherwise have resulted in non-compliance with financial covenants included in those facilities if the working capital facility were drawn in full. The lending commitment and date of any mandatory drawing under the working capital facility were extended on three further occasions while these negotiations progressed, upon payment by us of commitment and other fees totaling approximately €25,000,000.

     On March 26, 2002, we completed the refinancing of our senior secured revolving credit and working capital facilities. The amended working capital facility was conditionally replaced by a €375,000,000 convertible second secured term loan facility, which was drawn down in full on March 26, 2002. Those borrowings were used to repay an equivalent amount of outstanding borrowings under the senior secured facility. In addition, the lending commitment under the senior secured facility was reduced by the amount of the borrowings under the convertible second secured term loan facility, to €625,000,000. Approval of the modifications to our debt facilities by our shareholders was obtained on June 5, 2002.

     The available commitment under the senior secured facility reduces in quarterly amounts beginning March 31, 2003. Additionally as part of our restructuring negotiations, we agreed to further reductions in the unused facility effective in July 2004. The table below reflects the remaining amounts of the facility as of December 31 of the years indicated:

Available commitment and overdraft
(€)
December 31, 2004	506,111,000
December 31, 2005	448,333,000
December 31, 2006	390,556,000
December 31, 2007	318,333,000
December 31, 2008	214,333,000
December 31, 2009	—

     The senior secured facility contains financial covenants common for financings of this type. Our ability to borrow under the senior secured facility depends on our continued compliance with these covenants. Breach of these covenants may result in an event of default. In addition to the requirement to meet certain financial covenants, there are restrictions on, among other things:

•	Incurring debt,

•	encumbering revenues or assets,

•	lending funds to third parties or assuming liabilities,

•	disposing of assets, and

•	paying dividends or making distributions.

     The senior secured facility contains several events of default in addition to the following:

•	amendment, suspension or termination of certain contracts which results in a material adverse change, and

•	a regulatory change in the environment in which we operate, which results in a material adverse effect.

     The occurrence of an event of default could result in all amounts outstanding under the senior secured facility becoming immediately due and payable and the limitation of further drawings under the senior secured facility. It could also result in the acceleration of amounts outstanding under our other debt instruments, including the convertible second secured term loan facility.

     The senior secured facility is secured until the satisfaction of the obligation by, among other things, pledges or assignments of receivables from subscribers, intercompany loans, partnership interests and shares of our subsidiaries.

     Amounts outstanding under the revolving credit facility bear interest at the rate of EURIBOR in the case of amounts owing in Euro and LIBOR in the case of amounts owing in a currency other than Euro plus a margin of between 0.75% and 2.25%, depending on our ratio of total indebtedness to annualized Adjusted EBITDA. At March 31, 2005 the applicable margin was 2.25%.

     The convertible second secured term loan funded on March 26, 2002 and is due and payable on September 30, 2010. The interest on this facility is divided into cash and non-cash components. The non-cash interest is added to the principal outstanding under the facility and will then incur further non-cash interest as a principal amount. Cash interest begins to accrue at 8% and increases to 12% over time and accrues only on the initial principal amount of the facility, €375.0 million. All-in interest is initially 18% and increases to 20% over time. The cash, non-cash and all-in interest rates are set out on the following schedule:

			Cash Rate	Noncash Rate	All-in rate
March 26, 2002	—	September 30, 2002	8.0%	10.0%	18.0%
October 1, 2002	—	December 31, 2002	8.5%	10.5%	19.0%
January 1, 2003	—	March 31, 2003	9.5%	9.5%	19.0%
April 1, 2003	—	June 30, 2003	10.5%	8.5%	19.0%
July 1, 2003	—	September 30, 2003	11.5%	8.5%	20.0%
October 1, 2003	—	final maturity	12.0%	8.0%	20.0%

     The convertible second secured term loan facility may be prepaid in whole or in part at any time at our option and all accrued but unpaid non-cash interest in excess of 18% for any period will be forgiven on the indebtedness thereunder if the facility is repaid in full by December 31, 2004. Lenders who were not party to the convertible second secured term loan when initially funded on March 26, 2002 would receive a prepayment fee on any amount we prepay to that lender of 3% of that amount during the first year of the loan, 2% during the third year of the loan and 1% during the third year of the loan.

     At any time on or after December 31, 2004, the lenders under the convertible second secured loan term facility may opt to convert their outstanding loans into shares of PrimaCom Management GmbH having a nominal value determined by computing the ratio of the amount of debt being converted to the quotient of twelve times EBITDA (defined as earnings before interest, tax, depreciation and amortization) for the twelve month period through the end of the most recent calendar quarter less the amount of then outstanding consolidated debt of PrimaCom AG at the end of the most recent calendar quarter plus the amount of debt then being converted, and the total nominal value of all PrimaCom Management GmbH shares then outstanding. However, in no case will the lenders under the convertible second secured term loan facility be entitled to convert their loans under that facility into shares of PrimaCom Management comprising more than 65% of the total nominal capital of PrimaCom Management GmbH.

     The convertible second secured term loan facility is guaranteed by PrimaCom Management GmbH, a wholly owned subsidiary of PrimaCom AG, and is secured by second-ranking pledges (after the pledges securing the senior facility) on the shares of the operating companies owned by PrimaCom Management GmbH until the satisfaction of the obligation.

     We also refer to the notes to the condensed consolidated financial statements — 1. Basis of Presentation.

Employees

     On March 31, 2005 PrimaCom and subsidiaries had a total of 829 employees comprised of 627 full time and 202 part time employees. On March 31, 2004 there were a total of 798 employees of which were 623 full time and 175 part time.

Directors’ Dealings

	March 31,		December 31,		March 31,
	2004		2004		2005
	shares	options	shares	options	shares	options

Management Board (Vorstand)
Dr. Jens Kircher(*1)	—	100,000		100,000		100,000
Hans-Werner Klose(*2)			4,630	100,000	4,630	100,000
Wolfgang Preuss(*3)			2,695,413	100,000	2,695,413	100,000
Prof. Dr. Stefan Schwenkedel(*4)	—	100,000		100,000		100,000
Supervisory Board (Aufsichtsrat)
Boris Augustin	3,464	—	3,464	—	3,464	—
Heinz Eble	39,358	—	39,358	—	39,358	—
Erwin Kleber(*5)			3,750	—	3,750	—
Brigitte Preuß(*6)	166,997	—	166,997	—	166,997	—

Total	209,819	200,000	2,913,612	400,000	2,913,612	400,000

*1	Mr. Jens Kircher left the Management Board on June 14, 2004. At this time he had 100,000 options but no shares,

*2	Mr. Hans-Werner Klose joined the Management Board on June 14, 2004.

*3	Mr. Wolfgang Preuss was appointed to the Supervisory Board on June 8, 2004. On June 30, 2004 Mr. Preuss joined the Management Board as CEO. Mr. Preuss resigned from Supervisory Board on September 15, 2004.

*4	Prof. Dr. Stefan Schwenkedel left the Management Board on June 14, 2004. At this time he had 100,000 options but no shares.

*5	Mr. Erwin Kleber was appointed to the Supervisory Board on June 29, 2004.

*6	The 166,997 shares of Mrs. Brigitte Preuss are held in trust by Wolfgang Preuss. Mr. and Mrs. Preuss have shared voting power over these shares.

FORWARD LOOKING STATEMENTS

     This Form 6-K includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Because these statements apply to future events, they are subject to risks and uncertainties that could cause actual results to differ materially, including PrimaCom’s absence of an operating history for its merged operations, its possible future need for additional financing, competitive factors and restrictions imposed by existing and possible future debt instruments.